Exhibit 99.3

Perdigão S.A.
CNPJ 01.838.723/0001-27
A Publicly Held Company

ANNOUNCEMENT TO THE MARKET

We do hereby clarify some changes on the Company’s Board of Directors, approved on the May 25, 2006 meeting. Mr. Sérgio Wilson Ferraz Fontes was elected substituting Mr. Francisco Françuy Venâncio Braga. Additionally, Mr. Geovah Ubirajara Amaral Machado was elected as alternate. Nowadays, the Board of Directors is composed as follows, until the Ordinary Shareholders’ Meeting that will take place on 2007:

Board of Directors	Alternates

Eggon João da Silva - Chairman	Alidor Lueders
Francisco Ferreira Alexandre – Vice-Chairman	Maurílio Rossi
Almir de Souza Carvalho	Mauricio da Rocha Wanderley
Jaime Hugo Patalano	Levy Pinto de Castro
Sérgio Wilson Ferraz Fontes	Geovah Ubirajara Amaral Machado
Cláudio Salgueiro Garcia Munhoz	Wilson Carlos Duarte Delfino
Luis Carlos Fernandes Afonso	Klítia Valeska Bicalho de Sá

São Paulo (SP), May 25 2006.

Wang Wei Chang
Chief Financial Officer